Exhibit 21

Subsidiaries	Jurisdiction of Organization

Tractor Supply Co. of Michigan, LLC	Michigan
Tractor Supply Co. of Texas, LP	Texas
Dels Farm Supply, LLC	Delaware
TSC Purchasing LLC	Delaware